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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response . . . . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	November 16, 2022

286 Lenox Partners LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1060100
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

330 5th Avenue, Suite 802, New York, New York 10001

(Full mailing address of principal executive offices)

(646) 685-8778

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Units of LLC Interest

Item 9. Other Events.

On November 16, 2022, 286 Lenox Partners LLC (the “Company”) declared a cash distribution of $1.92 per Unit of the Company’s limited liability company interests. The distribution is payable on December 2, 2022 to holders of record on November 28, 2022.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	286 Lenox Partners LLC

By (Signature and Title)	/s/ Alexander Smith, Manager

Date	November 16, 2022

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